AP Gaming Holdco, Inc.

6680 Amelia Earhart Court

Las Vegas, NV 89119

April 17, 2014

VIA EDGAR

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

AP Gaming Holdco, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed February 10, 2014

File No. 000-55119

Dear Mr. Ingram:

AP Gaming Holdco, Inc. (“AP Gaming,” or “the Company”) is submitting this letter in response to your letter, dated February 20, 2014 (“Comment Letter”). AP Gaming is also submitting Amendment No. 2 (“Amendment No. 2”).

Set forth below are the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) together with the responses of the Company to the comments. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the Commission on March 31, 2014, which has been included as Exhibit 10.22 to Amendment No. 2 and is incorporated by reference therein.

Explanatory Note, page 1

1.	Please disclose your supplemental response to comment 2 of our letter dated January 13, 2014 in your registration statement.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see pg. 1 of Amendment No. 2.

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Item 1. Business, page 3

Overview, page 3

2.	We note your response to comment 3 of our letter dated January 13, 2014. Please disclose the basis of, or attribute the source for, your disclosure that the “Oklahoma gaming market has experienced rapid unit growth, expanding from 27,830 gaming machines in 2004 to 64,786 in 2012, with a significant portion of the growth coming from new Class II machines.”

Response to Comment 2

The Registration Statement has been revised to delete the statement referenced in the Staff’s comment. Please see pg. 3 of Exhibit 10.22.

Unaudited Pro Forma Consolidated Financial Data, page 31

3.	We note your response to comment 19 of our letter dated January 13, 2014. Please expand your disclosures to address when you expect to receive all regulatory approvals necessary in respect of AP Gaming Holdco, Inc. and correspondingly when AGS Capital intends to exercise its call option and repurchase the equity of AP Gaming NV. Pursuant to ASC 810-10-25-38A, please also tell us how you determined that AGS Capital has the obligation to absorb losses or the right to receive benefits from AP Gaming NV that could potentially be significant to AP Gaming NV.

Response to Comment 3

AGS Capital and AP Gaming NV are party to a License and Services Agreement (the “Services Agreement”) and a Contribution Agreement (the “Contribution Agreement”). AGS Capital and Curt Mayer are party to a Purchases and Options Agreement (the “Purchases and Options Agreement”). AGS Capital has provided AP Gaming NV a $1,000,000 line of credit pursuant to a Credit Agreement (the “Credit Agreement”). AGS Capital, AP Gaming NV and Curt Mayer are parties to a Tax Side Letter (the “Side Letter” and, together with the Services Agreement, the Contribution Agreement, the Purchases and Options Agreement and the Credit Agreement, the “Agreements” ). During the period beginning the date that Curt Mayer purchased AP Gaming NV (December 20, 2013) through the date AGS Capital is expected to exercise their call option to buy back AP Gaming NV (May 2014), AP Gaming NV will generate no revenue. The Company reviewed ASC 810-10-25-38A a. and b. and determined through review of these documents it met the criteria as follows:

As it relates to ASC 810-10-25-38 a:

Curt Mayer is the Chief Financial Officer and an employee of AGS Capital and operates under the direction of AGS Capital. Prior to and since December 20, 2013, there has

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been no change in the way the operations of AP Gaming NV have been directed as it continues to be managed as if it were a subsidiary of AGS Capital, in the same manner as it had been prior to the sale on December 20, 2013. Given the facts and circumstances that exist, we believe the criteria of ASC 810-10-25-38A a have been met.

As it relates to ASC 810-10-25-38 b:

1)	Pursuant to the Purchases and Options Agreement, Curt Mayer purchased AP Gaming NV for $1,000 on December 20, 2013;

2)	Pursuant to the Contribution Agreement and following the sale of AP Gaming NV to Curt Mayer, AGS Capital contributed 40 slot machines to AP Gaming NV without receiving consideration for the machines;

3)	Pursuant to the Services Agreement, AGS Capital will cause certain of its employees to dedicate a percentage of their professional time to the affairs of AP Gaming NV. AP Gaming NV will pay a monthly fee for such use of AGS Capital’s employees, as defined in the Services Agreement. AP Gaming NV does not have its own employees;

4)	Pursuant to the Services Agreement, AGS Capital has provided AP Gaming NV a non-exclusive, non-transferable, worldwide, fully paid-up, royalty free, non-assignable license of all intellectual property of AGS Capital;

5)	Pursuant to the Services Agreement, AGS Capital has provided AP Gaming NV the ability to use and access space at the Company’s corporate headquarters. AP Gaming NV is to pay rent or other occupancy charges to AGS Capital as defined in the Services Agreement;

6)	Pursuant to the Services Agreement, AGS Capital has provided AP Gaming NV other services, such as finance, legal and human resources support, which AP Gaming NV is to pay AGS Capital for, as defined in the Services Agreement;

7)	Since AP Gaming NV has no ability to generate revenue, it will use the $1,000,000 revolver pursuant to the Credit Agreement to pay for the services described in items 1, 3 and 4 above. Total expenses charged to AP Gaming NV under the Services Agreement have been under $25,000 a month. Interest due on the revolver may be added to the unpaid principal pursuant to the Credit Agreement;

8)	AP Gaming Holdco, Inc. met the criteria for licensing in the state of Nevada when the Registration Statement went effective and is on the May agenda of the

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Nevada Gaming Control Board and Nevada Gaming Commission to receive its Nevada gaming license as it relates to its ownership of AGS Capital, which it is fully expecting to receive. Upon receiving its Nevada gaming license, AGS Capital will exercise its option and repurchase AP Gaming NV from Curt Mayer for $1,000, including the unpaid revolver balance; and

9)	Pursuant to the Side Letter, [—].

For all income tax purposes, the parties intend and agree to (i) treat the transactions contemplated by the Agreements as disregarded transactions, (ii) treat AP Gaming NV as a “disregarded entity” whose owner is AGS Capital and (iii) treat AGS Capital as the owner of all of the assets and liabilities of AP Gaming NV at all times from (and including) the Closing Date through (and including) the Call Option Closing Date, in accordance with the principles of Revenue Ruling 82-150, 1982-2 C.B. 110.

As a result of the fact that the economic costs of the relationship between AGS Capital and AP Gaming NV will ultimately fall to AGS Capital due to AGS Capital’s re-purchase of AP Gaming NV and any income tax ramifications will also fall to AGS Capital, the Company believes AGS Capital has met the requirements of ASC 810-10-25-38A b.

Notes to the Unaudited Pro Form Consolidated Financial Statements, page 36

4.	We note your response to comment 23 of our letter dated January 13, 2014. Please expand your disclosures to provide a comprehensive discussion of why a significant portion of the purchase price is being allocated to goodwill. Refer to ASC 805-30-50-1(a). Please also address in your disclosures why there would be no differences between the current carrying value and the acquisition-date fair values of gaming equipment, vehicles, and other equipment pursuant to ASC 805-20-30-1. Please also tell us the process you went through to ensure that you have identified all intangible assets acquired. Refer to ASC 805-20-55-2 through 55-45.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see pg. F-16 of Exhibit 10.22 for our expanded disclosure regarding goodwill.

Apollo and the Company retained a well-known valuation firm to express their opinion regarding the fair value of certain tangible and identifiable intangible assets of AGS Capital, LLC (“AGS”) as of December 20, 2013 (the “Valuation Date”) which the Company was in agreement with and took responsibility for those values and utilized the information when recording the purchase price accounting. This valuation had not been completed upon issuance of the Form 10 or the first amendment to the Form 10. Also

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note as a result of having a valuation performed by a third-party valuation firm, the fair market value of tangible personal property was approximately $5.5 million higher than its net book value at December 20, 2013.

In connection with the report of the third-party valuation firm and specifically as it relates to identifying all the identified intangible assets, the third-party valuation firm along with the Company performed reviews, analyses and inquiries as they deemed necessary and appropriate to determine and assign a value to the identifiable intangible assets. Among other things, they:

•	had discussions with certain members of Apollo and AGS’s management team (“Management”) regarding the assets and the operations, financial condition, future prospects, and projected operations and performance of AGS, as applicable;

•	reviewed the Equity Purchase Agreement and the Amended and Restated Equity Purchase Agreement by and among AGS Capital, LLC, AGS Holdings, LLC, and AP Gaming Acquisition, LLC as of September 16, 2013 and December 3, 2013, respectively;

•	reviewed the closing balance sheet as of December 20, 2013;

•	reviewed AGS’s historical audited income statements and balance sheets for the fiscal years ended December 31, 2010 through December 31, 2012;

•	reviewed the AGS’s income statement for the latest twelve month (“LTM”) period ended December 20, 2013;

•	reviewed forecasts and projections provided by Apollo for the fiscal years ending December 31, 2013 through December 31, 2018;

•	reviewed various licensing agreements, development agreements and contracts with various third parties;

•	reviewed internal AGS presentations;

•	reviewed certain other publicly available financial data for companies that we deemed to be comparable to AGS;

•	reviewed certain information regarding the United States economy as of the Valuation Date;

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•	reviewed certain information regarding the industry in which AGS operates as of the Valuation Date; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as they deemed appropriate.

In their report they noted that

“Consideration is also given to ASC 805 (SFAS 141(R)), which generally states that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (the “Contractual Criterion”) or if the intangible asset is capable of being separated from the acquired entity either individually or in combination with a related contract, asset or liability (the “Separability Criterion”).”

As a result of this process the following intangibles were considered and included as intangible assets:

1)	Trademarks and trade names;

2)	Proprietary technology;

3)	Game titles;

4)	Customer agreements and relationships;

5)	Assembled workforce - This asset was valued for the purpose of determining a contributory asset charge (where applicable) and calculating the weighted average return on assets;

The third-party valuation firm also considered leasehold agreements, backlog, non-compete agreements and other material contracts and agreements and determined that none of these were identified as discrete intangible assets.

Item 5. Directors and Executive Officers, page 62

5.	We note your revisions to your director and executive officer disclosure beginning on page 62. Please provide Mr. Lopez’s dates of employment at Global Cash Access and Shuffle Master, Inc.

Response to Comment 5

The Registration Statement has been revised in response to the Staff’s comment. Please see pg. 44 of Exhibit 10.22.

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6.	We note your disclosure on page 64 that Mr. Sambur “also serves as Chief Executive Officer, President, Secretary and Treasurer of AP Gaming.” We contrast this with your disclosure in the table on page 62 that Mr. Mayer serves as treasurer of AP Gaming and Mr. Lopez serves as Chief Executive Officer, President and Secretary of AP Gaming. We also note that Mr. Sambur has signed the amended registration statement on behalf of the company in his capacity as “Chief Executive Officer” on page 74. Please revise your registration statement, or advise.

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment. Please see pg. 44 and 45 of Exhibit 10.22.

Audited Financial Statements

Consolidated Statements of Cash Flows, page F-6

7.	We note your response to comment 38 of our letter dated January 13, 2014. Please tell us whether any payments have been received subsequent to September 30, 2013 related to the Canadian Payroll Tax Receivable and when you expect to collect any remaining amounts.

Response to Comment 7

No payments have been received subsequent to September 30, 2013 related to the Canadian Tax Receivable. The amount recorded at September 30, 2013 was retained by the seller as part of the Acquisition.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

8.	We note your response to comment 39 of our letter dated January 13, 2014. Your response notes the two separation criteria of ASC 605-25-25-5 in determining when items shall be considered separate units of accounting. It is unclear how you determined that you did not meet the second criteria listed in ASC 605-25-25-5(c). Your response indicates that your arrangements do not include a general right of return in which case it would appear that this second criteria would not be applicable. Please refer to the diagram provided in ASC 605-25-55-1. Please further advise.

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Response to Comment 8

As clarification to our February 10, 2014 response to question 39, for the year ended December 31, 2013, 80% of our revenue is generated from the lease of gaming machines on a win-per-day basis. Our leasing arrangements include no general right of return, but do obligate us to maintain the games to the extent of any product failures over the life of the leasing agreement. As there is no general right of return, our leasing arrangements we would not meet the second criteria as noted in the diagram included in ASC 605-25-25-1. In accordance with ASC 605-25-55-3, we would be required to allocate the revenue related to maintaining the leased equipment from the related leasing revenue. As noted above, our revenue is primarily generated from win-per-day leasing arrangements; therefore, at the inception of the lease, the amount of revenue recognized in any period cannot be estimated as it is contingent upon both the amount of play on our machines as well as the outcome of the customer’s play. As we previously noted, the costs related to servicing our gaming machines is approximately 6-8% of the total revenue generated from a gaming machine over the lease term. Those costs have historically correlated with the amount of play that a gaming machine generates. For example, the more customer play that a machine generates, the greater the revenue earned, as well as the greater the likelihood that a mechanical breakdown in the machine could occur that would require servicing. As the amount of revenue is not known when the lease initiates (it is contingent upon the level of play), we are unable to estimate the amount of potential costs that may be incurred in the future on a particular machine.

We further note that the maintenance services to be performed in case of any product breakdown are not sold separately to customers in case of an extension of the underlying equipment lease. We further noted that there is no market for other vendors to service our Class II games. There is no selling price available for these services and there is no established vendor-specific objective evidence (“VSOE”) on these services.

Lastly, while our business is impacted by a certain amount of seasonality, we are continuously placing games in service throughout the year under our various leasing arrangements. If we were to allocate an amount of the revenue generated on our win-per-day machines to the servicing of the machines, we note that the pattern of revenue recognition would not materially change, as there are typically not spikes or significant fluctuations in our revenue streams.

Note Receivable and Development Agreements, page F-8

9.	We note your response to comment 40 of our letter dated January 13, 2014. In exchange for development agreements whereby you advance money to a customer which is to be repaid, the customer also dedicates a percentage of casino floor space to the placement of your gaming devices. Your response addresses your accounting considerations for these rights when there is no stated interest rate in the development agreement and interest is imputed; however, it is unclear what consideration you gave to the accounting for these rights in situations where there is a stated interest rate. Please advise.

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Response to Comment 9

As clarification to our February 10, 2014 response to question 40, the Company has development agreements whereby it advances money to a customer to fund the construction of a new facility or expansion of an existing facility, and these advances are to be repaid to the Company. In exchange, the customer dedicates a percentage of the casino floor space to the placement of the Company’s gaming devices. These advances are treated as notes receivable. Interest income is recognized on the repayment of the notes based on the stated rate or, if not stated explicitly in the development agreement, on an imputed interest rate. If the stated interest rate is deemed to be below a market rate, a discount is recorded on the note as a result of the difference between the stated and market rate and a corresponding intangible asset is recorded. The intangible asset is recognized in the financial statements as a contract right under the development agreement and amortized as a reduction in revenue over the term of the agreement. In situations where the loan is deemed to be at or above market rate, no discount or related intangible is recorded. If the interest rate is to be imputed in situations where there is no stated interest rate, a discount is recorded on the note and a corresponding intangible is recorded based on the deemed market rate of interest.

Costs of Computer Software, page F-12

10.	Your response to comment 38 of our letter dated January 13, 2014 states that you claimed a payroll tax credit that is based upon Ontario labor expenditures and eligible marketing and distribution expenses claimed. The payroll that is used to calculate the tax credit is capitalized as part of internally developed gaming software. Please help us better understand what costs you capitalize as costs of computer software pursuant to ASC 985-20. For example, your response indicates that you claimed marketing and distribution expenses as part of this payroll tax credit, which indicates that these costs may have also been capitalized as part of internally developed gaming software. Please provide us with a breakdown of the different costs capitalized and how you determined that it was appropriate to capitalize these costs pursuant to ASC 985-20-25-3 through 25-6, including marketing and distribution expenses. Please also tell us whether any internal costs are capitalized as part of any other tangible and intangible assets and the guidance you relied upon in determining this treatment was appropriate.

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Response to Comment 10

Costs capitalized related to internally developed gaming software are limited to:

1)	Internal salaries and benefits of individuals directly associated with developing and testing the software. Pursuant to ASC 985-20-25-3, it will only be those costs that occur after technological feasibility has been achieved and prior to regulatory approval by the 3rd party testing laboratories which is commensurate with the product being available for release to customers pursuant to ASC 985-20-25-6. Internal salaries and benefits that are incurred related to the gaming software prior to technological feasibility or after the regulatory approval has occurred are expensed as incurred.

2)	Also pursuant to ASC 985-20-25-3, costs associated with the 3rd party testing laboratories, which are incurred as part of the process of obtaining the regulatory approval to offer the gaming software to a gaming market, are capitalizable up to the point of regulatory approval. Any costs incurred related to the gaming software from a 3rd party testing laboratory after the regulatory approval is received is expensed as incurred.

We do not capitalize marketing and distribution expenses as part of our internally developed gaming software.

As clarification to our February 10, 2014 response to question 38, the Ontario Interactive Digital Media Tax Credit (“OIDMTC”) is a payroll tax credit that by statute is based upon the Ontario labor expenditures and eligible marketing and distribution expenses claimed by the Company, regardless of whether or not these costs are capitalized in accordance with ASC 985-20. The Company has not claimed any internal / external marketing or distribution salaries or expenses as part of the payroll tax credit. The only costs utilized in claiming the payroll tax credit are the costs related to the salaries and benefits associated with developing and testing the software.

The Company also capitalizes labor and certain overhead costs directly associated with the construction of the gaming machines, as well as the costs associated with installation of its gaming machines at customer locations pursuant to ASC 360-10-30-1 and 2.

Financial Statements for the Period Ended September 30, 2013

Note 14. Subsequent Events, page F-48

11.	We note your response to comment 45 of our letter dated January 13, 2014. We continue to have difficulty understanding how you determined that the waiving of all outstanding interest due on the loans should be accounted for as a lease incentive pursuant to ASC 840-20-20. In this regard, please address the following:

•	Please tell us how you accounted for Note C prior to November 2013, including if you recorded income related to the interest subsequently waived. Please tell us the amount of outstanding interest waived and the period over which you intend to amortize this amount as a lease incentive;

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•	You agreed to re-finance your existing note receivable in November 2013 and then subsequently amended your master lease agreement in January 2014. Please disclose the specific terms of the re-finance in November 2013 and correspondingly how you accounted for the re-finance. In a similar manner, please disclose the specific terms of the amendment to the master lease agreement and correspondingly how you accounted for the amendment;

•	Your response to comment 40 of our letter dated January 13, 2014 indicates that amounts received under lease agreements are separate and distinct from the repayment of amounts received as an advance. It is not clear how you determined that the waiving of the outstanding interest owed on the loans relates to the master lease agreement. Please advise; and

•	Please tell us what consideration you gave to the guidance in ASC 310-10-35-16 in accounting for Note C.

Response to Comment 11

As we stated in our February 10, 2014 response to the Staff, the majority of the proceeds of Note C were used by this slot route operator to acquire the rights to place gaming machines in various locations in Illinois in anticipation of the Video Lottery Terminal (“VLT”) market opening in Illinois in the fourth quarter of 2012. At the same time of originating these loans, the Company entered lease agreements with the slot route operator to place the Company’s machines in these various locations. These agreements were very much inter-related, as the Company would not have obtained these original lease arrangements without extending the original loans As to the recognition of interest income, although the slot route operator used the proceeds to acquire the rights to place gaming machines in various locations, known as “use agreements,” the underlying locations, which were bars, taverns and restaurants, were still required to obtain a license with the state of Illinois before gaming devices could be placed and operated. As there was a level of uncertainty as to whether these locations would be able to obtain a license through this process, and the foundation for the collectability of the interest on the loans was based on the slot route operator operating gaming machines under these use agreements, we determined that the collectability of the interest under the note was not probable until the locations actually obtained their gaming license and started operating their VLTs. As a result, we recognized a pro rata amount of the contractual interest on the note based on the percentage of underlying locations that had been licensed.

In early 2013, the slot route operator sought additional financing to support its business and ultimately a long term financing solution. In February 2013, the Company signed a intercreditor agreement with a third-party lender allowing the slot route operator to obtain a maximum of $3 million in first lien financing from the third party. As a result of the intercreditor agreement, the Company’s notes became subordinated and related interest payments were made in-kind until the first lien obligations were repaid. The Company

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agreed to subordinate, as it was expected the long-term financing with the third-party lender would provide the slot route operator liquidity to repay some of the Company’s original notes. In April 2013, the intercreditor agreement was amended to allow for $6 million in first lien financing.

In November 2013, the slot route operator finalized its long-term financing with the third-party lender, whereby the Company received $3.2 million as a partial repayment of the outstanding loans and signed the Second Lien Credit Agreement related to the remaining $7.7 million (including the $1 million related to Note D) owed by the route operator. Among other things, the Second Lien Loan would continue to be subordinated to the first lien financing and interest at 13% would be paid-in-kind until the first lien financing was repaid. In addition, all previously earned interest under Note C would be waived, of which the Company had previously recognized approximately $966,000 into interest income. Also in November 2013, in conjunction with the Second Lien Loan, the Company negotiated a new master lease agreement with the slot route operator which amended the previous lease agreements, by and among things, lowering the daily fee by $.50 a day, providing a free rent period from October 6, 2013 to February 28, 2014, and extending the lease term for the period of the free rent period. This master lease was approved by the Company’s new owners in January 2014.

The Company considered the amendment to the master lease to be a new lease pursuant to ASC 840-10-35-4 and determined the new lease to be an operating lease pursuant to 840-10-25-42a, as the Company felt enough uncertainty existed with the slot route operator’s ability to pay going forward, as the market was relatively new and the Company already had to provide economic concessions within the new lease. The Company considers the Second Lien Loan and new master lease agreements inter-related, as they were negotiated at the same time, the master lease references the Second Lien Loan, and the Company believes the Second Lien Loan would not have been completed without the amendments within the master lease. As a result, the Company considered the waived interest of $966,000 as a lease inducement pursuant to ASC 840-20, to be amortized against rental revenue over the remaining term of the lease pursuant to the master lease agreement, which is approximately 7 years. For the predecessor period ending December 20, 2013, $13,421 was amortized as a reduction of revenue. Also, the Company accounted for the free rent period in accordance with ASC 840-20. The Company considered ASC 310-10-35-16 and accounted for the refinancing of the note in accordance with a troubled debt restructuring as noted in ASC 310-40. Under ASC 310-40, we determined that this loan was impaired and recorded an impairment charge of $130,300, which was based on the present value of the expected future cash flows using the interest rate related to the original loan.

It should also be noted that the net loss for the predecessor period ending December 20, 2013 was approximately $43 million and the Note C loans as well as the other loans of the predecessor did not continue with the successor Company, as the loans were retained by the Seller. The intangible related to the waived interest also did not receive a value as part of the purchase accounting by the successor.

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The Company will make the following disclosure related to Note C in its financial statements included in its Annual Report on Form 10-K.

Note C

On December 15, 2010 and further amended on November 17, 2011 and December 8, 2011, the Predecessor entered into an agreement to loan funds not to exceed approximately $2.3 million with a company that intends to operate and service slot routes in Illinois. As of December 31, 2011, the Predecessor has fully funded the loan under this agreement. Full funding of the loan was predicated on the route operator acquiring the rights to place VGT’s at a minimum of 135 locations pursuant to Use Agreements, as defined. On March 6, 2012, the Predecessor executed an Amended and Restated Loan Agreement (“Restated Loan”) with the holder of Note C. The Restated Loan provides for a Route Acquisition Tranche of approximately $4.7 million and an operational tranche of approximate $0.8 million. The Restated Loan was amended July 25, 2012 to increase the operational tranche to approximately $1.0 million. On October 25, 2012 the Predecessor assumed a loan agreement of approximately $1.9 million from a related party. On December 20, 2012, the Predecessor extended a second operational tranche for approximately $1.4 million and as well as the “Vault Promissory Note” for approximately $0.5 million for funds to acquire certain route equipment. Interest was payable at a rate of 13% or 15% for various notes, on the outstanding balance until the note matures on dates ranging from March 9, 2016 to December 31, 2016. The Predecessor recognized interest income on percentage basis of live units to expected total deployments.

On February 1, 2013, the Predecessor signed an Intercreditor Agreement (“Intercreditor”) with a third party, allowing the route operator to obtain a maximum of $3 million in first lien financing from the third party. As a result of the Intercreditor, the Predecessor’s notes became subordinated and related interest payments were made in-kind until the first lien obligations were repaid.

On April 18, 2013, the Predecessor signed the First Amendment to the Intercreditor Agreement (“First Amendment”) with Fortress, which allowed the first lien financing to increase from $3 million to $6 million.

On November 22, 2013, the Predecessor received a $3.2 million as a partial repayment of the outstanding loans and signed the Second Lien Credit Agreement related to the remaining $7.7 million (including the $1 million related to Note D) owed by the route operator. Among other things, the Second Lien Loan was subordinate to the first lien financing and interest at 13% would be paid-in-kind until the first lien financing was repaid. In addition, all previously earned interest under the loans would be waived which

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amounted to approximately $966 thousand. As a result of the signing the Second Lien Credit Agreement, the Predecessor recorded an impairment of approximately $0.1 million.

On November 22, 2013, entered into a master lease agreement with the route operator which amended the previous lease agreements, among other things, by lowering the daily fee by $.50 a day, providing a free rent period from October 6, 2013 to February 28, 2014 and extending the lease term for the same amount of time as the free rent period. The predecessor accounted for the new lease as an operating lease. The waived interest, which the Company viewed as a lease inducement, along with the free rent period was accounted for in accordance with ASC 840-20.

If you have any questions or additional comments concerning the foregoing, please contact either Monica K. Thurmond or Jill C. Falor of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055 or (212) 373-3672, respectively.

Very truly yours,

/s/ David Sambur
David Sambur
AP Gaming Holdco, Inc.

cc:	Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP